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SEC FILE NUMBER 001-12691
CUSIP NUMBER 457652105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

Check One):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D
☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:     December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Input/Output, Inc.

Full Name of Registrant

Former Name if Applicable
12300 Parc Crest Drive

Address of Principal Executive Office (Street and Number)
Stafford, Texas 77477

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
     On March 3, 2006, Input/Output, Inc. (the “Company “) announced that it would delay the public announcement of its results of operations for the year and three months ended December 31, 2005 and the filing of its Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”). The decision to delay the announcement and the filing of the 2005 Form 10-K resulted from delays in the completion of the Company’s consolidated financial statements as of and for its fiscal year ended December 31, 2005, and the audit of the financial statements. The delays were principally related to reviews and discussions among the Company, its current independent registered public accounting firm and the independent registered public accounting firm that audited the Company’s consolidated financial statements as of and for the year ended December 31, 2004, related to accounting policies and practices applicable to the recognition of revenues generated from licenses of multi-client seismic data libraries by the Company’s wholly-owned subsidiary, GX Technology Corporation. As a result of these discussions, the Company announced on March 16, 2006 its preliminary results of operations for the fourth quarter of 2005 and the full year ended December 31, 2005, and that it would be restating its consolidated financial statements for 2004 and the first, second and third quarters of 2005. The Company intends to furnish to the Securities and Exchange Commission (the “Commission”) on or before March 20, 2006, a Current Report on Form 8-K disclosing in more detail the circumstances regarding the proposed restatements.
     The Company intends to report restated financial results for fiscal 2004 and the first, second and third quarters of 2005. The Company and its current independent registered accounting firm have been working diligently to complete the consolidated financial statements and necessary audit procedures in order that the 2005 Form 10-K can be timely filed. However, under the current circumstances, the 2005 Form 10-K cannot be completed and timely filed without unreasonable effort or expense, and in sufficient time for the Company and its current independent registered public accounting firm to complete their respective audit and review procedures with respect to the filing to ensure that disclosures of the information required in the filing is full and complete. The Company expects to file its 2005 Form 10-K as soon as practicable after the date of this Form 12b-25, but in any event by no later than March 31, 2006.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

David L. Roland, Esq.	281	933-3339

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).	☒Yes	☐No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☒Yes	☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
See “Part III — Narrative” above for a description of the Company’s proposed restatement of financial results for fiscal 2004 and the first, second and third quarters of 2005. The estimated impact of the financial restatement of 2004’s results of operations reduces revenues for 2004 by approximately $6.7 million, or approximately $0.07 earnings per basic share, and increases the fiscal 2005 results by approximately the same amounts. The estimated combined impact of the 2005 quarterly restatements reduces the combined revenues and net income of the first three quarters of 2005 by an estimated $9.2 million and $5.0 million, respectively, or $0.06 earnings per share, and subsequently increases fourth quarter 2005 results by approximately the same estimated amounts.

Input/Output, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2006	By:	/s/ Robert P. Peebler
Robert P. Peebler,
President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)
GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four confirmed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate the information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of the Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).